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                                 Exhibit 5 (c)
                  Specimen Extended Death Benefit Rider
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              [INSERT FIRST VARIABLE LIFE INSURANCE COMPANY LOGO]

                        A stock life insurance company
                             Little Rock, Arkansas

                        GUARANTEED DEATH BENEFIT RIDER


Unless stated otherwise below, all provisions of the Contract also apply to this rider. This rider starts on the same date as the Contract unless a different rider date is shown on the Contract Data Page.


The Contract is amended as follows:

1.  The DEFINITIONS section is amended to include the following:

DEATH BENEFIT            A period of time that begins on the Contract Date and ends on:
GUARANTEE PERIOD         . the later of the 10th Contract Anniversary or the Insured's
                           65th birthday; or, if earlier,
                         . the date the Guaranteed Death Benefit Rider ends.

2. The PREMIUM PAYMENTS GENERAL subsection is amended to include the following:

        "Payment of the initial Premium Payment guarantees that the Contract will remain in force during the Death Benefit Guarantee Period for the Death Benefit amount in effect on the Contract Date."

3. The first sentence of the PREMIUM PAYMENTS - GRACE PERIOD subsection is deleted and the following inserted in its place:

        "After the Death Benefit Guarantee Period, the Contract will enter a grace period on the first Business Day of any Contract month where the Cash Surrender Value is not sufficient to cover the current Monthly Deduction and accrued interest on Contract loans."

4. The PREMIUM PAYMENTS REINSTATEMENT subsection is amended to include the following:

        "Unless the Company consents otherwise, a reinstated Contract will not contain a Guaranteed Death Benefit Rider."
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                        GUARANTEED DEATH BENEFIT RIDER
                                  (CONTINUED)


5. The third paragraph of the DEATH BENEFITS DEATH OF THE INSURED subsection is deleted and the following inserted in its place:

        "While the Guaranteed Death Benefit Rider is in effect, the Death Benefit amount on the Contract Date will become the Death Benefit amount in effect:

 .   on the first Business Day of any Contract month, if
 .   the Cash Surrender Value on that date is not sufficient to cover the current
    Monthly Deduction.

        "The Death Benefit amount in effect may be increased:
 .   if Additional Premium Payments are made; or
 .   as a result of an increase in Account Value.
        If investment performance is favorable, the Death Benefit will be increased to equal the applicable percentage of Account Value shown on the Contract Data Pages.

        "The Death Benefit amount in effect may be decreased:
 .   in the event of a Withdrawal; or
 .   as a result of a decrease in Account Value."

TERMINATION OF RIDER: This Rider will end on the earliest of:

 .   the date of the Insured's death; or
 .   the date of the first partial or full withdrawal of Contract Value; or
 .   the date a Contract loan is first taken; or
 .   the Business Day following the Owner's request to terminate the Rider; or
 .   termination of the Contract.

A request to end this Rider must be received by the Company at its Variable Service Center.

Signed for the Company.


/s/ Arnold R. Bergman                                      John M. ?

       Secretary                                           President

                     First Variable Life Insurance Company
                             Little Rock, Arkansas